04039212

SEC MAIL RECEIVED PROCESSING
AUG 0 2 2004
WASH. D.C. 155 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 30, 2004, Series 2004-FF5	333-111379

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FF5

Marketing Materials

$1,089,550,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

WaMu Capital Corp.
Co-Manager

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: June 22, 2004***

$1,089,550,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FF5
Asset-Backed Certificates, Series 2004-FF5

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Fitch	Assumed Final Distribution Date	Certificate Type
A-1	$612,500,000	2.79 / 2.99	1-79 / 1-173	AAA/AAA	August 2034	Floating Rate Senior
A-2	$342,300,000	2.77 / 2.96	1-79 / 1-168	AAA/AAA	August 2034	Floating Rate Senior
M-1	$44,000,000	4.62 / 5.01	38-79 / 38-131	AA+/AA+	August 2034	Floating Rate Subordinate
M-2	$24,750,000	4.62 / 4.96	37-79 / 37-118	AA/AA	August 2034	Floating Rate Subordinate
M-3	$11,000,000	4.60 / 4.90	37-79 / 37-110	AA-/AA-	August 2034	Floating Rate Subordinate
M-4	$11,000,000	4.60 / 4.86	37-79 / 37-105	A+/A+	August 2034	Floating Rate Subordinate
M-5	$11,000,000	4.60 / 4.81	37-79 / 37-99	A/A	August 2034	Floating Rate Subordinate
M-6	$7,150,000	4.60 / 4.75	37-79 / 37-92	A-/A-	August 2034	Floating Rate Subordinate
M-7	$7,700,000	4.60 / 4.67	37-79 / 37-87	BBB+/BBB+	August 2034	Floating Rate Subordinate
M-8	$7,150,000	4.54 / 4.54	37-79 / 37-80	BBB/BBB	August 2034	Floating Rate Subordinate
M-9	$5,500,000	4.36 / 4.36	37-71 / 37-71	BBB-/BBB-	August 2034	Floating Rate Subordinate
B[5]	$5,500,000	4.04 / 4.04	37-63 / 37-63	BB+/BB+	August 2034	Floating Rate Subordinate
Total:	**$1,089,550,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Co-Manager:	WaMu Capital Corp.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on June 1, 2004.
Cut-off Date:	The close of business on July 1, 2004.
Expected Pricing Date:	On or about the week of June [24], 2004.
Expected Closing Date:	On or about July 29, 2004.
Expected Settlement Date:	On or about July 29, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in August 2004.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $725,126,642, of which: (i) approximately $475,188,402 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $249,938,240 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group II Initial Mortgage Loans***" together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

With respect to approximately 30.74% of the Initial Mortgage Loans, First Franklin also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

On or prior to the Closing Date, it is expected that certain of the Initial Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Pre-funding Amount:

On the Closing Date, the Trust will deposit approximately $374,873,358 (the "***Pre-funding Amount***"), which will consist of approximately $230,448,090 related to Group I and approximately $144,425,268 related to Group I, into an account (the "***Pre-funding Account***"). Funds on deposit in the Pre-funding Account will be used from time to time to acquire "***Subsequent Mortgage Loans***" (together with the Initial Mortgage Loans, the "***Mortgage Loans***") during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The "***Pre-funding Period***" commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Account is less than $10,000 and (ii) October 22, 2004.

To the extent that the Trust does not fully use amounts on deposit in the Pre-funding Account to purchase Subsequent Mortgage Loans by October 22, 2004, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the Distribution Date in October 2004. Although no assurance is possible, it is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Account.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2011.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 1.90% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in August 2007 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 26.40%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [54.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
2007 to 2008	[3.50]%
2008 to 2009	[4.75]%
2009 to 20010	[5.50]%
2010 and thereafter	[6.00]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	**Percent**	**Rating**	**Percent**
A	13.20%	A	26.40%
M-1	9.20%	M-1	18.40%
M-2	6.95%	M-2	13.90%
M-3	5.95%	M-3	11.90%
M-4	4.95%	M-4	9.90%
M-5	3.95%	M-5	7.90%
M-6	3.30%	M-6	6.60%
M-7	2.60%	M-7	5.20%
M-8	1.95%	M-8	3.90%
M-9	1.45%	M-9	2.90%
B	0.95%	B	1.90%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the Class M-4 Certificates, eight to the Class M-3 Certificates, ninth to the Class M-2 Certificates, and tenth to the Class M-1 Certificates.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates and twelfth, monthly interest to the Class B Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown" and then monthly principal to the Class B Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B Certificates and then any unpaid applied Realized Loss amount to the Class B Certificates.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates and lastly to the Class B Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates and 10) Class B Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 73.60% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 81.60% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 86.10% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 88.10% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 90.10% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 92.10% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 93.40% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 94.80% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 96.10% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 97.10% credit enhancement and eleventh to the Class B Certificates such that the Class B Certificates will have at least 98.10% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.76	3.20	2.79	2.40	2.08
MDUR (yr)	3.56	3.05	2.68	2.32	2.01
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	92	79	67	57

Class A-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.04	3.43	2.99	2.57	2.22
MDUR (yr)	3.79	3.26	2.85	2.47	2.14
First Prin Pay	1	1	1	1	1
Last Prin Pay	237	201	173	152	129

Class A-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.75	3.19	2.77	2.38	2.06
MDUR (yr)	3.55	3.04	2.66	2.30	1.99
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	92	79	67	57

Class A-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.01	3.40	2.96	2.53	2.18
MDUR (yr)	3.77	3.23	2.82	2.43	2.11
First Prin Pay	1	1	1	1	1
Last Prin Pay	232	196	168	145	123

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.62	4.13	3.86
MDUR (yr)	5.84	4.96	4.37	3.93	3.68
First Prin Pay	41	37	38	39	41
Last Prin Pay	110	92	79	67	57

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.74	5.01	4.45	4.13
MDUR (yr)	6.29	5.34	4.70	4.21	3.93
First Prin Pay	41	37	38	39	41
Last Prin Pay	182	153	131	112	95

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.62	4.09	3.76
MDUR (yr)	5.83	4.95	4.36	3.88	3.59
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	79	67	57

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.78	5.69	4.96	4.38	4.00
MDUR (yr)	6.23	5.29	4.65	4.14	3.80
First Prin Pay	41	37	37	38	39
Last Prin Pay	166	139	118	101	85

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.60	4.06	3.71
MDUR (yr)	5.81	4.93	4.33	3.85	3.54
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	79	67	57

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.65	4.90	4.32	3.93
MDUR (yr)	6.16	5.24	4.59	4.07	3.73
First Prin Pay	41	37	37	38	39
Last Prin Pay	154	128	110	93	79

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.60	4.06	3.71
MDUR (yr)	5.71	4.86	4.27	3.81	3.49
First Prin Pay	41	37	37	38	38
Last Prin Pay	110	92	79	67	57

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.60	4.86	4.28	3.89
MDUR (yr)	6.01	5.12	4.49	3.99	3.65
First Prin Pay	41	37	37	38	38
Last Prin Pay	147	123	105	89	75

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.60	4.06	3.67
MDUR (yr)	5.68	4.84	4.26	3.79	3.45
First Prin Pay	41	37	37	37	38
Last Prin Pay	110	92	79	67	57

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.61	5.54	4.81	4.24	3.82
MDUR (yr)	5.93	5.05	4.44	3.94	3.58
First Prin Pay	41	37	37	37	38
Last Prin Pay	140	116	99	84	71

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.60	4.03	3.67
MDUR (yr)	5.62	4.80	4.22	3.74	3.43
First Prin Pay	41	37	37	37	38
Last Prin Pay	110	92	79	67	57

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.52	5.47	4.75	4.16	3.77
MDUR (yr)	5.79	4.94	4.34	3.84	3.52
First Prin Pay	41	37	37	37	38
Last Prin Pay	130	108	92	78	66

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.60	4.03	3.66
MDUR (yr)	5.50	4.71	4.16	3.69	3.38
First Prin Pay	41	37	37	37	37
Last Prin Pay	110	92	79	67	57

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.40	5.37	4.67	4.09	3.71
MDUR (yr)	5.59	4.78	4.21	3.73	3.42
First Prin Pay	41	37	37	37	37
Last Prin Pay	122	102	87	74	63

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.22	5.22	4.54	3.98	3.59
MDUR (yr)	5.38	4.61	4.07	3.61	3.29
First Prin Pay	41	37	37	37	37
Last Prin Pay	110	92	79	67	57

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.22	5.22	4.54	3.98	3.59
MDUR (yr)	5.38	4.61	4.07	3.61	3.29
First Prin Pay	41	37	37	37	37
Last Prin Pay	112	93	80	68	58

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.95	5.00	4.36	3.83	3.46
MDUR (yr)	5.10	4.38	3.87	3.45	3.15
First Prin Pay	41	37	37	37	37
Last Prin Pay	100	83	71	60	52

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.95	5.00	4.36	3.83	3.46
MDUR (yr)	5.10	4.38	3.87	3.45	3.15
First Prin Pay	41	37	37	37	37
Last Prin Pay	100	83	71	60	52

Class B to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.50	4.63	4.04	3.57	3.25
MDUR (yr)	4.77	4.10	3.63	3.24	2.97
First Prin Pay	41	37	37	37	37
Last Prin Pay	87	73	63	53	46

Class B to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.50	4.63	4.04	3.57	3.25
MDUR (yr)	4.77	4.10	3.63	3.24	2.97
First Prin Pay	41	37	37	37	37
Last Prin Pay	87	73	63	53	46

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,089,550,000	4.121030	10.000000	41	391,653,119	9.162710	10.000000
2	1,085,943,888	5.679720	10.000000	42	378,679,797	9.251980	10.000000
3	1,079,436,719	5.868830	10.000000	43	366,149,327	9.488860	10.000000
4	1,071,608,866	5.679290	10.000000	44	354,044,428	10.134590	10.000000
5	1,062,468,957	5.868820	10.000000	45	342,347,659	9.472560	10.000000
6	1,052,030,436	5.686180	10.000000	46	331,045,048	9.779790	10.000000
7	1,040,312,002	5.690260	10.000000	47	320,123,111	9.456620	10.000000
8	1,027,336,645	6.299570	10.000000	48	309,568,849	9.822790	10.000000
9	1,013,132,138	5.689590	10.000000	49	299,370,374	9.532460	10.000000
10	997,731,290	5.878860	10.000000	50	289,515,223	9.523720	10.000000
11	981,172,456	5.689290	10.000000	51	279,914,096	9.832080	10.000000
12	963,534,325	5.889960	10.000000	52	270,531,685	9.506040	10.000000
13	944,985,117	5.706460	10.000000	53	261,464,189	9.814310	10.000000
14	925,660,039	5.706200	10.000000	54	252,700,882	9.545480	10.000000
15	905,599,975	5.896230	10.000000	55	244,231,882	9.570820	10.000000
16	884,849,516	5.705960	10.000000	56	0	0.000000	0.000000
17	863,456,187	5.896660	10.000000	57	228,136,054	9.552000	10.000000
18	841,470,233	5.715550	10.000000	58	220,489,896	9.860580	10.000000
19	818,944,849	5.721410	10.000000	59	213,099,367	9.538130	10.000000
20	795,934,791	6.334750	10.000000	60	0	0.000000	0.000000
21	772,496,725	5.722110	10.000000	61	199,011,386	9.863650	10.000000
22	748,689,288	5.915630	10.000000	62	192,278,691	9.852680	10.000000
23	724,573,474	5.765320	10.000000	63	0	0.000000	0.000000
24	700,231,129	7.041010	10.000000	64	179,484,104	9.830530	10.000000
25	676,372,768	7.470270	10.000000	65	0	0.000000	0.000000
26	653,352,054	7.467570	10.000000	66	167,533,803	9.879580	10.000000
27	631,116,051	7.713680	10.000000	67	161,859,127	9.911070	10.000000
28	609,637,677	7.462820	10.000000	68	0	0.000000	0.000000
29	588,890,795	7.722620	10.000000	69	151,075,334	9.887340	10.000000
30	568,850,186	7.821590	10.000000	70	0	0.000000	0.000000
31	549,499,455	8.038280	10.000000	71	141,000,685	9.864970	10.000000
32	530,811,249	8.895040	10.000000	72	0	0.000000	0.000000
33	512,757,953	8.030140	10.000000	73	131,589,038	9.950980	10.000000
34	495,317,710	8.294280	10.000000	74	127,118,681	9.938310	10.000000
35	478,469,421	8.037780	10.000000	75	0	0.000000	0.000000
36	462,192,898	8.843430	10.000000	76	118,619,789	9.912740	10.000000
37	446,478,965	8.878650	10.000000	77	0	0.000000	0.000000
38	433,360,258	8.872380	10.000000	78	110,677,180	9.955450	10.000000
39	418,976,967	9.161590	10.000000	79	106,903,681	9.983480	10.000000
40	405,080,150	8.860380	10.000000				

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	4.12	4.12	35	8.04	10.00	69	9.89	10.00
2	5.68	10.00	36	8.84	10.00	70	10.20	10.20
3	5.87	10.00	37	8.88	10.00	71	9.86	10.00
4	5.68	10.00	38	8.87	10.00	72	10.25	10.25
5	5.87	10.00	39	9.16	10.00	73	9.95	10.00
6	5.69	10.00	40	8.86	10.00	74	9.94	10.00
7	5.69	10.00	41	9.16	10.00	75	10.26	10.26
8	6.30	10.00	42	9.25	10.00	76	9.91	10.00
9	5.69	10.00	43	9.49	10.00	77	10.23	10.23
10	5.88	10.00	44	10.13	10.13	78	9.96	10.00
11	5.69	10.00	45	9.47	10.00	79	9.98	10.00
12	5.89	10.00	46	9.78	10.00			
13	5.71	10.00	47	9.46	10.00			
14	5.71	10.00	48	9.82	10.00			
15	5.90	10.00	49	9.53	10.00			
16	5.71	10.00	50	9.52	10.00			
17	5.90	10.00	51	9.83	10.00			
18	5.72	10.00	52	9.51	10.00			
19	5.72	10.00	53	9.81	10.00			
20	6.33	10.00	54	9.55	10.00			
21	5.72	10.00	55	9.57	10.00			
22	5.92	10.00	56	10.59	10.59			
23	5.77	10.00	57	9.55	10.00			
24	7.04	10.00	58	9.86	10.00			
25	7.47	10.00	59	9.54	10.00			
26	7.47	10.00	60	10.07	10.07			
27	7.71	10.00	61	9.86	10.00			
28	7.46	10.00	62	9.85	10.00			
29	7.72	10.00	63	10.17	10.17			
30	7.82	10.00	64	9.83	10.00			
31	8.04	10.00	65	10.15	10.15			
32	8.90	10.00	66	9.88	10.00			
33	8.03	10.00	67	9.91	10.00			
34	8.29	10.00	68	10.96	10.96			

(1) Assumes 1mLIBOR stays at 1.285% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.28500	1.83500	2.15	2.15	46	5.28700	5.45400	4.37	2.79
2	1.51900	2.03400	4.08	3.84	47	5.32900	5.49200	4.31	2.56
3	1.86700	2.22300	4.13	3.56	48	5.37600	5.52700	4.37	2.79
4	1.94700	2.37900	4.07	3.40	49	5.42000	5.55700	4.31	2.61
5	2.08400	2.54800	4.13	3.34	50	5.45400	5.58300	4.31	2.57
6	2.26800	2.71800	4.08	3.07	51	5.48500	5.60500	4.37	2.73
7	2.46500	2.88200	4.08	2.87	52	5.51200	5.62200	4.31	2.51
8	2.64200	3.03500	4.25	3.00	53	5.53500	5.63600	4.38	2.68
9	2.79800	3.18000	4.07	2.53	54	5.55400	5.64500	4.32	2.51
10	2.94800	3.31700	4.13	2.49	55	5.57000	5.64900	4.32	2.52
11	3.09500	3.44500	4.07	2.23	56	5.58100	5.65300	4.51	3.11
12	3.23600	3.56600	4.13	2.22	57	5.58800	5.66100	4.33	2.50
13	3.37500	3.68100	4.07	1.96	58	5.59000	5.67500	4.39	2.70
14	3.50100	3.79400	4.06	1.83	59	5.58700	5.69300	4.34	2.51
15	3.60800	3.90000	4.12	1.86	60	5.58000	5.71800	4.41	2.97
16	3.70600	3.99700	4.06	1.63	61	5.59300	5.75000	4.36	2.91
17	3.80800	4.08400	4.12	1.66	62	5.63000	5.78400	4.36	2.88
18	3.91900	4.16000	4.05	1.42	63	5.66600	5.81700	4.43	3.04
19	4.03900	4.21600	4.05	1.31	64	5.70000	5.84800	4.37	2.81
20	4.13200	4.25800	4.23	1.65	65	5.73300	5.87800	4.43	2.98
21	4.17900	4.30100	4.05	1.17	66	5.76400	5.90600	4.38	2.89
22	4.21900	4.35200	4.10	1.28	67	5.79400	5.93300	4.39	2.95
23	4.25300	4.41200	4.04	1.13	68	5.82300	5.95700	4.57	3.54
24	4.25000	4.48000	4.26	2.31	69	5.84900	5.98000	4.40	2.90
25	4.28700	4.56200	4.29	2.77	70	5.87400	6.00100	4.46	3.08
26	4.38600	4.64900	4.29	2.67	71	5.89800	6.02000	4.41	2.86
27	4.48100	4.73000	4.34	2.73	72	5.91900	6.03700	4.47	3.11
28	4.57000	4.80500	4.28	2.47	73	5.93900	6.05200	4.42	2.93
29	4.65400	4.87200	4.33	2.55	74	5.95700	6.06500	4.43	2.91
30	4.73200	4.93000	4.27	2.51	75	5.97200	6.07600	4.49	3.11
31	4.80200	4.97900	4.26	2.57	76	5.98600	6.08400	4.44	2.89
32	4.86400	5.01900	4.44	3.03	77	5.99800	6.09000	4.50	3.09
33	4.91800	5.05300	4.25	2.44	78	6.00700	6.09400	4.45	2.90
34	4.96300	5.08000	4.31	2.56	79	6.01400	6.09500	4.46	2.91
35	4.99700	5.10500	4.24	2.35					
36	5.02000	5.12700	4.32	2.75					
37	5.03900	5.15000	4.27	2.69					
38	5.06000	5.17500	4.29	2.68					
39	5.08200	5.20100	4.36	2.84					
40	5.10500	5.23000	4.30	2.63					
41	5.12900	5.26100	4.36	2.79					
42	5.15500	5.29500	4.30	2.68					
43	5.18300	5.33200	4.30	2.72					
44	5.21500	5.37300	4.43	3.06					
45	5.24900	5.41400	4.30	2.65					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

BREAKEVEN LOSSES

LOSS COVERAGE

			STATIC LIBOR		FORWARD LIBOR	
CLASS	Fitch	S&P	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	AA+	AA+	24.138	15.32%	18.207	12.67%
M-2	AA	AA	19.957	13.50%	14.394	10.67%
M-3	AA-	AA-	18.218	12.66%	12.801	9.75%
M-4	A+	A+	16.499	11.79%	11.244	8.81%
M-5	A	A	14.837	10.90%	9.761	7.85%
M-6	A-	A-	13.767	10.30%	8.806	7.21%
M-7	BBB+	BBB+	12.622	9.63%	7.784	6.50%
M-8	BBB	BBB	11.587	9.01%	6.879	5.84%
M-9	BBB-	BBB-	10.815	8.52%	6.257	5.38%
B	BB+	BB+	10.100	8.06%	5.825	5.05%

Assumptions

30% Loss Severity
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Total Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	3,485					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$725,126,642.63					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$208,083.25		$19,550.00		$1,050,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$208,070.77		$19,550.00		$1,050,000.00	
WAVG CURRENT LOAN RATE:	6.433	%	3.625	%	9.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.827	%	2.875	%	7.750	%
WAVG MAXIMUM LOAN RATE:	12.299	%	9.625	%	15.250	%
WAVG MINIMUM LOAN RATE:	6.300	%	3.625	%	9.250	%
WAVG INITIAL PERIODIC RATE CAP:	2.968	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	31	months	5	months	60	months
WAVG ORIGINAL TERM:	358	months	180	months	360	months
WAVG REMAINING TERM:	358	months	178	months	360	months
WAVG ORIGINAL LTV:	83.94	%	19.35	%	100.00	%
WAVG CREDIT SCORE:	655		540		811	
FIRST PAY DATE:			Sep 01, 2003		Aug 01, 2004	
MATURITY DATE:			Apr 01, 2019		Jul 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONCENTRATIONS ($):	45.04 % California, 6.01 % Florida, 4.83 % Illinois
MAXIMUM ZIP CODE CONC ($):	0.45 % 92688

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19,550 - 50,000	94	3,961,249.07	0.55
50,001 - 100,000	636	50,051,140.90	6.90
100,001 - 150,000	785	98,466,547.72	13.58
150,001 - 200,000	634	110,023,698.42	15.17
200,001 - 250,000	382	85,632,570.67	11.81
250,001 - 300,000	281	76,908,158.59	10.61
300,001 - 350,000	194	62,759,563.70	8.65
350,001 - 400,000	132	49,397,630.00	6.81
400,001 - 450,000	97	41,347,806.45	5.70
450,001 - 500,000	61	29,114,575.00	4.02
500,001 - 550,000	64	33,700,061.35	4.65
550,001 - 600,000	48	27,744,469.50	3.83
600,001 - 650,000	29	18,222,800.00	2.51
650,001 - 700,000	16	10,906,538.01	1.50
700,001 - 750,000	11	8,064,070.00	1.11
750,001 - 800,000	7	5,510,000.00	0.76
800,001 - 850,000	2	1,680,000.00	0.23
850,001 - 900,000	3	2,602,000.00	0.36
900,001 - 950,000	1	950,000.00	0.13
950,001 - 1,000,000	6	5,989,707.95	0.83
1,000,001 - 1,050,000	2	2,094,055.30	0.29
Total	3,485	725,126,642.63	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	79	7,565,501.13	1.04
240	5	325,450.00	0.04
360	3,401	717,235,691.50	98.91
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178 - 178	1	143,569.85	0.02
179 - 180	78	7,421,931.28	1.02
239 - 240	5	325,450.00	0.04
349 - 350	1	433,500.00	0.06
355 - 356	4	734,799.14	0.10
357 - 358	69	13,066,381.78	1.80
359 - 360	3,327	703,001,010.58	96.95
Total	3,485	725,126,642.63	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,536	504,285,175.22	69.54
PUD	543	128,217,003.22	17.68
Condominium	283	62,034,155.01	8.55
2 Units	112	25,212,559.18	3.48
3 Units	8	3,642,550.00	0.50
4 Units	3	1,735,200.00	0.24
Total	3,485	725,126,642.63	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,363	705,624,047.58	97.31
Non-owner	105	16,080,495.05	2.22
Second Home	17	3,422,100.00	0.47
Total	3,485	725,126,642.63	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,948	434,544,541.71	59.93
Cash Out Refinance	1,293	245,252,016.26	33.82
Rate/Term Refinance	244	45,330,084.66	6.25
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19.35 - 20.00	3	121,826.15	0.02
20.01 - 25.00	4	295,000.00	0.04
25.01 - 30.00	3	514,100.00	0.07
30.01 - 35.00	3	337,459.18	0.05
35.01 - 40.00	12	3,362,500.00	0.46
40.01 - 45.00	18	3,770,800.00	0.52
45.01 - 50.00	29	5,093,450.00	0.70
50.01 - 55.00	25	5,070,655.30	0.70
55.01 - 60.00	33	7,546,272.01	1.04
60.01 - 65.00	79	15,863,802.75	2.19
65.01 - 70.00	106	24,090,929.92	3.32
70.01 - 75.00	131	28,131,912.66	3.88
75.01 - 80.00	1,315	297,322,346.18	41.00
80.01 - 85.00	282	49,156,672.30	6.78
85.01 - 90.00	464	94,423,007.38	13.02
90.01 - 95.00	446	89,371,672.20	12.32
95.01 - 100.00	532	100,654,236.60	13.88
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	20	1,884,132.58	0.26
Arizona	32	5,282,303.02	0.73
Arkansas	7	1,059,373.28	0.15
California	1,039	326,585,421.29	45.04
Colorado	80	15,482,291.90	2.14
Connecticut	19	3,594,999.32	0.50
Delaware	1	109,200.00	0.02
District of Columbia	1	176,000.00	0.02
Florida	267	43,593,989.87	6.01
Georgia	115	19,534,027.62	2.69
Idaho	14	1,691,810.23	0.23
Illinois	179	34,988,651.91	4.83
Indiana	60	5,846,926.63	0.81
Iowa	16	1,408,878.23	0.19
Kansas	18	2,444,789.41	0.34
Kentucky	19	2,285,601.89	0.32
Louisiana	18	2,774,242.00	0.38
Maine	7	1,067,800.00	0.15
Maryland	48	10,981,839.48	1.51
Massachusetts	23	6,022,827.05	0.83
Michigan	184	26,979,055.60	3.72
Minnesota	88	16,746,079.84	2.31
Missouri	39	4,173,093.78	0.58
Nebraska	10	918,407.24	0.13
Nevada	58	12,616,448.62	1.74
New Hampshire	7	1,883,400.00	0.26
New Jersey	45	9,884,445.92	1.36
New Mexico	9	1,060,472.69	0.15
New York	95	26,443,727.96	3.65
North Carolina	66	9,318,572.57	1.29
Ohio	156	19,585,600.04	2.70
Oklahoma	9	845,299.65	0.12
Oregon	91	15,606,193.42	2.15
Pennsylvania	50	5,243,691.56	0.72
Rhode Island	11	2,159,743.90	0.30
South Carolina	27	3,218,659.49	0.44
South Dakota	1	85,500.00	0.01
Tennessee	57	6,422,781.65	0.89

Continued on the next page.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	229	30,924,483.40	4.26
Utah	78	11,795,001.54	1.63
Vermont	2	238,000.00	0.03
Virginia	40	9,645,967.33	1.33
Washington	86	15,043,604.76	2.07
West Virginia	1	57,959.06	0.01
Wisconsin	62	7,315,346.90	1.01
Wyoming	1	100,000.00	0.01
Total	3,485	725,126,642.63	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,418	495,954,140.77	68.40
No Income Verification	637	120,070,205.94	16.56
Stated +	328	91,565,193.88	12.63
No Documentation	73	10,938,452.04	1.51
Limited Income Verification	29	6,598,650.00	0.91
Total	3,485	725,126,642.63	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	144	21,073,443.06	2.91
551 - 600	655	99,744,815.11	13.76
601 - 650	1,184	226,497,361.08	31.24
651 - 700	873	214,690,165.57	29.61
701 - 750	477	124,004,165.67	17.10
751 - 800	142	36,879,697.89	5.09
801 - 811	10	2,236,994.25	0.31
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.625 - 4.000	2	722,400.00	0.10
4.001 - 5.000	131	38,776,920.00	5.35
5.001 - 6.000	887	244,387,580.96	33.70
6.001 - 7.000	1,277	272,862,218.07	37.63
7.001 - 8.000	862	132,046,863.02	18.21
8.001 - 9.000	308	35,153,635.43	4.85
9.001 - 9.625	18	1,177,025.15	0.16
Total	3,485	725,126,642.63	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	7	1,427,600.00	0.24
3.001 - 4.000	510	154,187,286.08	25.99
4.001 - 5.000	827	189,137,674.36	31.88
5.001 - 6.000	900	187,339,270.77	31.57
6.001 - 7.000	342	57,224,637.22	9.64
7.001 - 7.750	37	4,011,699.77	0.68
Total	2,623	593,328,168.20	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.625 - 10.000	2	722,400.00	0.12
10.001 - 11.000	122	35,522,720.00	5.99
11.001 - 12.000	831	227,545,799.86	38.35
12.001 - 13.000	1,004	222,268,240.99	37.46
13.001 - 14.000	509	87,453,918.54	14.74
14.001 - 15.000	150	19,476,183.81	3.28
15.001 - 15.250	5	338,905.00	0.06
Total	2,623	593,328,168.20	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.625 - 4.000	2	722,400.00	0.12
4.001 - 5.000	122	35,522,720.00	5.99
5.001 - 6.000	832	227,726,299.86	38.38
6.001 - 7.000	1,003	222,087,740.99	37.43
7.001 - 8.000	509	87,453,918.54	14.74
8.001 - 9.000	150	19,476,183.81	3.28
9.001 - 9.250	5	338,905.00	0.06
Total	2,623	593,328,168.20	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/04	5	1,266,700.00	0.21
12/01/04	26	7,196,820.00	1.21
06/01/05	6	2,354,050.00	0.40
08/01/05	1	433,500.00	0.07
02/01/06	4	734,799.14	0.12
03/01/06	19	3,840,165.39	0.65
04/01/06	21	3,065,931.39	0.52
05/01/06	143	32,081,475.46	5.41
06/01/06	1,692	377,302,771.80	63.59
07/01/06	6	874,450.00	0.15
03/01/07	2	257,554.33	0.04
04/01/07	4	1,427,717.25	0.24
05/01/07	23	4,986,910.88	0.84
06/01/07	270	63,668,778.00	10.73
07/01/07	4	1,525,750.00	0.26
03/01/09	3	1,436,435.07	0.24
04/01/09	3	377,950.49	0.06
05/01/09	17	3,409,820.00	0.57
06/01/09	374	87,086,589.00	14.68
Total	2,623	593,328,168.20	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	31	8,463,520.00	1.43
2.000	6	2,354,050.00	0.40
3.000	2,586	582,510,598.20	98.18
Total	2,623	593,328,168.20	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,623	593,328,168.20	100.00
Total	2,623	593,328,168.20	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	1,008	265,011,261.00	36.55
2/28 6 Mo LIBOR ARM	878	153,321,832.18	21.14
Fixed Rate	822	124,791,172.46	17.21
5YR IO 5/25 6 Mo LIBOR ARM	292	67,454,201.12	9.30
5YR IO 3/27 6 Mo LIBOR ARM	170	43,872,763.00	6.05
3/27 6 Mo LIBOR ARM	133	27,993,947.46	3.86
5/25 6 Mo LIBOR ARM	105	24,856,593.44	3.43
Fixed Rate 5YR IO	35	6,344,886.37	0.88
5YR IO 6 Mo LIBOR ARM	25	6,185,470.00	0.85
1/29 6 Mo LIBOR ARM	6	2,354,050.00	0.32
6 Mo LIBOR ARM	6	2,278,050.00	0.31
Balloon 15/30	4	579,415.60	0.08
Balloon 5YR IO	1	83,000.00	0.01
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	590	110,676,421.17	15.26
12	168	48,108,614.26	6.63
24	1,606	351,851,639.98	48.52
36	1,112	212,320,108.93	29.28
48	7	1,336,105.88	0.18
60	2	833,752.41	0.11
Total	3,485	725,126,642.63	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	590	110,676,421.17	15.26
Prepayment Penalty	2,895	614,450,221.46	84.74
Total	3,485	725,126,642.63	100.00

First Franklin 2nd Behind	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	2,609	502,196,380.77	69.26
First Franklin has 2nd Lien	876	222,930,261.86	30.74
Total	3,485	725,126,642.63	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	2,966					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$475,188,402.02					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$160,224.20		$19,550.00		$536,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$160,211.87		$19,550.00		$536,000.00	
WAVG CURRENT LOAN RATE:	6.638	%	4.125	%	9.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.033	%	2.875	%	7.750	%
WAVG MAXIMUM LOAN RATE:	12.472	%	10.125	%	15.250	%
WAVG MINIMUM LOAN RATE:	6.472	%	4.125	%	9.250	%
WAVG INITIAL PERIODIC RATE CAP:	2.972	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	31	months	5	months	60	months
WAVG ORIGINAL TERM:	357	months	180	months	360	months
WAVG REMAINING TERM:	357	months	178	months	360	months
WAVG ORIGINAL LTV:	84.81	%	19.35	%	100.00	%
WAVG CREDIT SCORE:	644		540		810	
FIRST PAY DATE:			Mar 01, 2004		Aug 01, 2004	
MATURITY DATE:			Apr 01, 2019		Jul 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	31.03 % California, 8.15 % Florida, 5.58 % Texas
MAXIMUM ZIP CODE CONC ($):	0.39 % 95758

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19,550 - 50,000	94	3,961,249.07	0.83
50,001 - 100,000	636	50,051,140.90	10.53
100,001 - 150,000	785	98,466,547.72	20.72
150,001 - 200,000	634	110,023,698.42	23.15
200,001 - 250,000	382	85,632,570.67	18.02
250,001 - 300,000	281	76,908,158.59	16.18
300,001 - 350,000	140	44,302,265.08	9.32
350,001 - 400,000	6	2,228,450.00	0.47
400,001 - 450,000	5	2,114,321.57	0.44
450,001 - 500,000	2	964,000.00	0.20
500,001 - 536,000	1	536,000.00	0.11
Total	2,966	475,188,402.02	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	78	7,229,201.13	1.52
240	5	325,450.00	0.07
360	2,883	467,633,750.89	98.41
Total	2,966	475,188,402.02	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178 - 178	1	143,569.85	0.03
179 - 180	77	7,085,631.28	1.49
239 - 240	5	325,450.00	0.07
355 - 356	3	379,499.14	0.08
357 - 358	59	6,672,830.09	1.40
359 - 360	2,821	460,581,421.66	96.93
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,178	332,817,856.88	70.04
PUD	439	78,162,990.95	16.45
Condominium	241	41,811,395.01	8.80
2 Units	102	20,111,359.18	4.23
3 Units	4	1,276,800.00	0.27
4 Units	2	1,008,000.00	0.21
Total	2,966	475,188,402.02	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,850	458,067,806.97	96.40
Non-owner	100	14,248,495.05	3.00
Second Home	16	2,872,100.00	0.60
Total	2,966	475,188,402.02	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,593	262,418,408.09	55.22
Cash Out Refinance	1,155	179,850,861.68	37.85
Rate/Term Refinance	218	32,919,132.25	6.93
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19.35 - 20.00	3	121,826.15	0.03
20.01 - 25.00	4	295,000.00	0.06
25.01 - 30.00	2	164,100.00	0.03
30.01 - 35.00	3	337,459.18	0.07
35.01 - 40.00	10	1,413,500.00	0.30
40.01 - 45.00	15	2,140,800.00	0.45
45.01 - 50.00	26	3,283,450.00	0.69
50.01 - 55.00	22	2,956,600.00	0.62
55.01 - 60.00	27	4,081,114.06	0.86
60.01 - 65.00	69	9,697,295.66	2.04
65.01 - 70.00	87	13,532,155.04	2.85
70.01 - 75.00	115	18,587,822.24	3.91
75.01 - 80.00	1,062	173,621,804.83	36.54
80.01 - 85.00	260	39,393,572.30	8.29
85.01 - 90.00	403	67,494,607.38	14.20
90.01 - 95.00	396	67,731,537.20	14.25
95.01 - 100.00	462	70,335,757.98	14.80
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	20	1,884,132.58	0.40
Arizona	30	4,185,303.02	0.88
Arkansas	7	1,059,373.28	0.22
California	664	147,447,799.00	31.03
Colorado	74	12,932,241.90	2.72
Connecticut	17	2,815,099.32	0.59
Delaware	1	109,200.00	0.02
District of Columbia	1	176,000.00	0.04
Florida	257	38,748,439.87	8.15
Georgia	108	16,643,847.62	3.50
Idaho	14	1,691,810.23	0.36
Illinois	159	24,706,891.91	5.20
Indiana	60	5,846,926.63	1.23
Iowa	16	1,408,878.23	0.30
Kansas	18	2,444,789.41	0.51
Kentucky	19	2,285,601.89	0.48
Louisiana	16	1,620,353.99	0.34
Maine	7	1,067,800.00	0.22
Maryland	39	7,294,189.48	1.54
Massachusetts	20	4,561,327.05	0.96
Michigan	174	21,778,550.30	4.58
Minnesota	84	15,025,179.84	3.16
Missouri	39	4,173,093.78	0.88
Nebraska	10	918,407.24	0.19
Nevada	49	8,534,200.00	1.80
New Hampshire	5	953,500.00	0.20
New Jersey	42	8,002,695.92	1.68
New Mexico	9	1,060,472.69	0.22
New York	74	14,102,543.42	2.97
North Carolina	66	9,318,572.57	1.96
Ohio	151	17,004,850.04	3.58
Oklahoma	9	845,299.65	0.18
Oregon	88	14,176,691.57	2.98
Pennsylvania	49	4,887,691.56	1.03
Rhode Island	10	1,803,493.90	0.38
South Carolina	27	3,218,659.49	0.68
South Dakota	1	85,500.00	0.02
Tennessee	57	6,422,781.65	1.35
Texas	220	26,538,533.40	5.58

Continued on the next page.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Utah	75	10,631,251.54	2.24
Vermont	2	238,000.00	0.05
Virginia	32	6,007,467.33	1.26
Washington	83	13,457,604.76	2.83
West Virginia	1	57,959.06	0.01
Wisconsin	61	6,915,396.90	1.46
Wyoming	1	100,000.00	0.02
Total	2,966	475,188,402.02	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,067	322,460,695.46	67.86
No Income Verification	573	91,629,700.64	19.28
Stated +	230	46,245,803.88	9.73
No Documentation	72	10,546,952.04	2.22
Limited Income Verification	24	4,305,250.00	0.91
Total	2,966	475,188,402.02	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	137	17,809,143.06	3.75
551 - 600	630	89,437,790.23	18.82
601 - 650	1,048	165,244,175.57	34.77
651 - 700	687	120,412,337.76	25.34
701 - 750	353	62,783,963.26	13.21
751 - 800	103	18,008,097.89	3.79
801 - 810	8	1,492,894.25	0.31
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	85	18,276,120.00	3.85
5.001 - 6.000	644	121,984,819.01	25.67
6.001 - 7.000	1,100	188,345,148.03	39.64
7.001 - 8.000	817	112,431,553.02	23.66
8.001 - 9.000	302	32,973,736.81	6.94
9.001 - 9.625	18	1,177,025.15	0.25
Total	2,966	475,188,402.02	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	6	1,037,600.00	0.28
3.001 - 4.000	343	66,455,645.74	17.82
4.001 - 5.000	685	120,698,447.51	32.37
5.001 - 6.000	776	133,258,052.76	35.74
6.001 - 7.000	318	47,832,727.22	12.83
7.001 - 7.750	36	3,611,699.77	0.97
Total	2,164	372,894,173.00	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.125 - 11.000	82	17,810,320.00	4.78
11.001 - 12.000	607	115,537,209.82	30.98
12.001 - 13.000	853	150,140,295.83	40.26
13.001 - 14.000	470	70,676,358.54	18.95
14.001 - 15.000	147	18,391,083.81	4.93
15.001 - 15.250	5	338,905.00	0.09
Total	2,164	372,894,173.00	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	82	17,810,320.00	4.78
5.001 - 6.000	608	115,717,709.82	31.03
6.001 - 7.000	852	149,959,795.83	40.22
7.001 - 8.000	470	70,676,358.54	18.95
8.001 - 9.000	147	18,391,083.81	4.93
9.001 - 9.250	5	338,905.00	0.09
Total	2,164	372,894,173.00	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/04	4	722,700.00	0.19
12/01/04	21	4,002,370.00	1.07
06/01/05	4	848,050.00	0.23
02/01/06	3	379,499.14	0.10
03/01/06	16	1,630,277.38	0.44
04/01/06	20	2,541,429.54	0.68
05/01/06	119	20,964,770.16	5.62
06/01/06	1,395	237,409,116.80	63.67
07/01/06	6	874,450.00	0.23
03/01/07	2	257,554.33	0.07
04/01/07	2	258,260.16	0.07
05/01/07	21	4,232,910.88	1.14
06/01/07	216	37,684,848.00	10.11
07/01/07	3	575,750.00	0.15
03/01/09	2	439,477.12	0.12
04/01/09	3	377,950.49	0.10
05/01/09	17	3,409,820.00	0.91
06/01/09	310	56,284,939.00	15.09
Total	2,164	372,894,173.00	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	25	4,725,070.00	1.27
2.000	4	848,050.00	0.23
3.000	2,135	367,321,053.00	98.51
Total	2,164	372,894,173.00	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,164	372,894,173.00	100.00
Total	2,164	372,894,173.00	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	755	144,808,116.00	30.47
2/28 6 Mo LIBOR ARM	804	118,991,427.02	25.04
Fixed Rate	767	97,350,727.05	20.49
5YR IO 5/25 6 Mo LIBOR ARM	244	44,535,301.12	9.37
5YR IO 3/27 6 Mo LIBOR ARM	128	23,453,833.00	4.94
3/27 6 Mo LIBOR ARM	116	19,555,490.37	4.12
5/25 6 Mo LIBOR ARM	88	15,976,885.49	3.36
Fixed Rate 5YR IO	31	4,617,386.37	0.97
5YR IO 6 Mo LIBOR ARM	21	3,611,170.00	0.76
6 Mo LIBOR ARM	4	1,113,900.00	0.23
1/29 6 Mo LIBOR ARM	4	848,050.00	0.18
Balloon 15/30	3	243,115.60	0.05
Balloon 5YR IO	1	83,000.00	0.02
Total	2,966	475,188,402.02	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	528	78,402,956.13	16.50
12	121	22,961,746.14	4.83
24	1,338	226,115,259.82	47.58
36	972	146,461,284.05	30.82
48	6	946,105.88	0.20
60	1	301,050.00	0.06
Total	2,966	475,188,402.02	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	528	78,402,956.13	16.50
Prepayment Penalty	2,438	396,785,445.89	83.50
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

First Franklin 2nd Behind	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	2,296	357,016,678.17	75.13
First Franklin has 2nd Lien	670	118,171,723.85	24.87
Total	2,966	475,188,402.02	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group II Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	519					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$249,938,240.61					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$481,589.86		$335,000.00		$1,050,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$481,576.57		$335,000.00		$1,050,000.00	
WAVG CURRENT LOAN RATE:	6.044	%	3.625	%	8.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.479	%	3.000	%	7.125	%
WAVG MAXIMUM LOAN RATE:	12.006	%	9.625	%	14.625	%
WAVG MINIMUM LOAN RATE:	6.008	%	3.625	%	8.625	%
WAVG INITIAL PERIODIC RATE CAP:	2.959	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	30	months	5	months	60	months
WAVG ORIGINAL TERM:	360	months	180	months	360	months
WAVG REMAINING TERM:	360	months	180	months	360	months
WAVG ORIGINAL LTV:	82.30	%	28.00	%	100.00	%
WAVG CREDIT SCORE:	678		540		811	
FIRST PAY DATE:			Sep 01, 2003		Aug 01, 2004	
MATURITY DATE:			Jun 01, 2019		Jul 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	71.67 % California, 4.94 % New York, 4.11 % Illinois
MAXIMUM ZIP CODE CONCN ($):	1.08 % 92688

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
335,000 - 350,000	54	18,457,298.62	7.38
350,001 - 400,000	126	47,169,180.00	18.87
400,001 - 450,000	92	39,233,484.88	15.70
450,001 - 500,000	59	28,150,575.00	11.26
500,001 - 550,000	63	33,164,061.35	13.27
550,001 - 600,000	48	27,744,469.50	11.10
600,001 - 650,000	29	18,222,800.00	7.29
650,001 - 700,000	16	10,906,538.01	4.36
700,001 - 750,000	11	8,064,070.00	3.23
750,001 - 800,000	7	5,510,000.00	2.20
800,001 - 850,000	2	1,680,000.00	0.67
850,001 - 900,000	3	2,602,000.00	1.04
900,001 - 950,000	1	950,000.00	0.38
950,001 - 1,000,000	6	5,989,707.95	2.40
1,000,001 - 1,050,000	2	2,094,055.30	0.84
Total	519	249,938,240.61	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	336,300.00	0.13
360	518	249,601,940.61	99.87
Total	519	249,938,240.61	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180 - 180	1	336,300.00	0.13
349 - 350	1	433,500.00	0.17
355 - 356	1	355,300.00	0.14
357 - 358	10	6,393,551.69	2.56
359 - 360	506	242,419,588.92	96.99
Total	519	249,938,240.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	358	171,467,318.34	68.60
PUD	104	50,054,012.27	20.03
Condominium	42	20,222,760.00	8.09
2 Units	10	5,101,200.00	2.04
3 Units	4	2,365,750.00	0.95
4 Units	1	727,200.00	0.29
Total	519	249,938,240.61	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	513	247,556,240.61	99.05
Non-owner	5	1,832,000.00	0.73
Second Home	1	550,000.00	0.22
Total	519	249,938,240.61	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	355	172,126,133.62	68.87
Cash Out Refinance	138	65,401,154.58	26.17
Rate/Term Refinance	26	12,410,952.41	4.97
Total	519	249,938,240.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
28.00 - 30.00	1	350,000.00	0.14
35.01 - 40.00	2	1,949,000.00	0.78
40.01 - 45.00	3	1,630,000.00	0.65
45.01 - 50.00	3	1,810,000.00	0.72
50.01 - 55.00	3	2,114,055.30	0.85
55.01 - 60.00	6	3,465,157.95	1.39
60.01 - 65.00	10	6,166,507.09	2.47
65.01 - 70.00	19	10,558,774.88	4.22
70.01 - 75.00	16	9,544,090.42	3.82
75.01 - 80.00	253	123,700,541.35	49.49
80.01 - 85.00	22	9,763,100.00	3.91
85.01 - 90.00	61	26,928,400.00	10.77
90.01 - 95.00	50	21,640,135.00	8.66
95.01 - 100.00	70	30,318,478.62	12.13
Total	519	249,938,240.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	2	1,097,000.00	0.44
California	375	179,137,622.29	71.67
Colorado	6	2,550,050.00	1.02
Connecticut	2	779,900.00	0.31
Florida	10	4,845,550.00	1.94
Georgia	7	2,890,180.00	1.16
Illinois	20	10,281,760.00	4.11
Louisiana	2	1,153,888.01	0.46
Maryland	9	3,687,650.00	1.48
Massachusetts	3	1,461,500.00	0.58
Michigan	10	5,200,505.30	2.08
Minnesota	4	1,720,900.00	0.69
Nevada	9	4,082,248.62	1.63
New Hampshire	2	929,900.00	0.37
New Jersey	3	1,881,750.00	0.75
New York	21	12,341,184.54	4.94
Ohio	5	2,580,750.00	1.03
Oregon	3	1,429,501.85	0.57
Pennsylvania	1	356,000.00	0.14
Rhode Island	1	356,250.00	0.14
Texas	9	4,385,950.00	1.75
Utah	3	1,163,750.00	0.47
Virginia	8	3,638,500.00	1.46
Washington	3	1,586,000.00	0.63
Wisconsin	1	399,950.00	0.16
Total	519	249,938,240.61	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	351	173,493,445.31	69.41
Stated +	98	45,319,390.00	18.13
No Income Verification	64	28,440,505.30	11.38
Limited Income Verification	5	2,293,400.00	0.92
No Documentation	1	391,500.00	0.16
Total	519	249,938,240.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	7	3,264,300.00	1.31
551 - 600	25	10,307,024.88	4.12
601 - 650	136	61,253,185.51	24.51
651 - 700	186	94,277,827.81	37.72
701 - 750	124	61,220,202.41	24.49
751 - 800	39	18,871,600.00	7.55
801 - 811	2	744,100.00	0.30
Total	519	249,938,240.61	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.625 - 4.000	2	722,400.00	0.29
4.001 - 5.000	46	20,500,800.00	8.20
5.001 - 6.000	243	122,402,761.95	48.97
6.001 - 7.000	177	84,517,070.04	33.82
7.001 - 8.000	45	19,615,310.00	7.85
8.001 - 8.750	6	2,179,898.62	0.87
Total	519	249,938,240.61	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	1	390,000.00	0.18
3.001 - 4.000	167	87,731,640.34	39.80
4.001 - 5.000	142	68,439,226.85	31.05
5.001 - 6.000	124	54,081,218.01	24.53
6.001 - 7.000	24	9,391,910.00	4.26
7.001 - 7.125	1	400,000.00	0.18
Total	459	220,433,995.20	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.625 - 10.000	2	722,400.00	0.33
10.001 - 11.000	40	17,712,400.00	8.04
11.001 - 12.000	224	112,008,590.04	50.81
12.001 - 13.000	151	72,127,945.16	32.72
13.001 - 14.000	39	16,777,560.00	7.61
14.001 - 14.625	3	1,085,100.00	0.49
Total	459	220,433,995.20	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.625 - 4.000	2	722,400.00	0.33
4.001 - 5.000	40	17,712,400.00	8.04
5.001 - 6.000	224	112,008,590.04	50.81
6.001 - 7.000	151	72,127,945.16	32.72
7.001 - 8.000	39	16,777,560.00	7.61
8.001 - 8.625	3	1,085,100.00	0.49
Total	459	220,433,995.20	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/04	1	544,000.00	0.25
12/01/04	5	3,194,450.00	1.45
06/01/05	2	1,506,000.00	0.68
08/01/05	1	433,500.00	0.20
02/01/06	1	355,300.00	0.16
03/01/06	3	2,209,888.01	1.00
04/01/06	1	524,501.85	0.24
05/01/06	24	11,116,705.30	5.04
06/01/06	297	139,893,655.00	63.46
04/01/07	2	1,169,457.09	0.53
05/01/07	2	754,000.00	0.34
06/01/07	54	25,983,930.00	11.79
07/01/07	1	950,000.00	0.43
03/01/09	1	996,957.95	0.45
06/01/09	64	30,801,650.00	13.97
Total	459	220,433,995.20	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	6	3,738,450.00	1.70
2.000	2	1,506,000.00	0.68
3.000	451	215,189,545.20	97.62
Total	459	220,433,995.20	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	459	220,433,995.20	100.00
Total	459	220,433,995.20	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	253	120,203,145.00	48.09
2/28 6 Mo LIBOR ARM	74	34,330,405.16	13.74
Fixed Rate	55	27,440,445.41	10.98
5YR IO 5/25 6 Mo LIBOR ARM	48	22,918,900.00	9.17
5YR IO 3/27 6 Mo LIBOR ARM	42	20,418,930.00	8.17
5/25 6 Mo LIBOR ARM	17	8,879,707.95	3.55
3/27 6 Mo LIBOR ARM	17	8,438,457.09	3.38
5YR IO 6 Mo LIBOR ARM	4	2,574,300.00	1.03
Fixed Rate 5YR IO	4	1,727,500.00	0.69
1/29 6 Mo LIBOR ARM	2	1,506,000.00	0.60
6 Mo LIBOR ARM	2	1,164,150.00	0.47
Balloon 15/30	1	336,300.00	0.13
Total	519	249,938,240.61	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	62	32,273,465.04	12.91
12	47	25,146,868.12	10.06
24	268	125,736,380.16	50.31
36	140	65,858,824.88	26.35
48	1	390,000.00	0.16
60	1	532,702.41	0.21
Total	519	249,938,240.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	62	32,273,465.04	12.91
Prepayment Penalty	457	217,664,775.57	87.09
Total	519	249,938,240.61	100.00

First Franklin 2nd Behind	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	313	145,179,702.60	58.09
First Franklin has 2nd Lien	206	104,758,538.01	41.91
Total	519	249,938,240.61	100.00